EXHIBIT 99.2


Translation of an official notice submitted to the Swiss Exchange


Ladies and Gentlemen


At the Annual General Meeting of Ciba Specialty Chemicals Holdings Inc. ("the Company") dated March 22, 2002 the shareholders have resolved in favor of a motion by the Board of the Company according to which the nominal value of each of the 72,130,117 registered shares of the Company shall be decreased from CHF 10 by CHF 1 to CHF 9. This reduction also has an impact on the authorized capital (4 million shares, each with a new nominal value of CHF 9) and the conditional capitals (4 million shares, each with a new nominal value of CHF 9 and 2 million shares, each with a new nominal value of CHF 9 for employee stock option plans).

After the lapse of the period within which creditors of the Company could make their claims, the notary public has filed the required documents with the Commercial Register of Basel-Stadt. As per the attachment, the entry into the diary of the Commercial Register was effected as of June 17, 2002. The Commercial Register has erroneously recorded the wrong number of shares, i.e. 72,130,177. This error is being corrected.

The Company effects the cash payment of CHF 1 per share tomorrow June 28, 2002. The trading of the shares with the new nominal value of CHF 9 should also start at the same date whereby valor (581972) and ticker (CIBN) remain the same.

Sincerely yours,

Oliver Strub
Senior Corporate Counsel
Ciba Specialty Chemicals Holding Inc.
Klybeckstrasse 141
4002 Basel
Switzerland

Phone             +41 61 636 78 23
Fax               +41 61 636 47 28
Email             oliver.strub@cibasc.com
Web               www.cibasc.com